March 26, 2019

Timothy R. Millage
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

       Re: Lee Enterprises, Incorporated
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed December 14, 2018
           File No. 001-06227

Dear Mr. Millage:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure